



Ryan Miner

Co-CEO at Petit Vour, LLC

Dallas, Texas

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Petit Vour, LLC

The Peabody Institute of The Johns Hopkins...

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Experience

Co-Founder and Co-CEO

Petit Vour, LLC

Mar 2013 – Present · 5 yrs 8 mos

Austin, TX

Education

The Peabody Institute of The Johns Hopkins University

Music Theory and Composition, 4.0 GPA

2011 – 2014

The University of Texas at Austin - Red McCombs School of Business

Bachelor's degree, Accounting and Finance, 3.7 GPA

2003 – 2009

Interests

The University of Texas at Austin

The University of Texas at Austin

468,319 followers

The University of Texas at Austin - Red McCombs

The University of Texas at Austi...

52,467 followers

The Peabody Institute of The

The Peabody Institute of The Jo...

1,554 followers

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